September 29, 2021
VIA EDGAR
Ms. Maryse Mills-Apenteng
Ms. Pam Long
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: D.R. Horton, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2020
Filed November 20, 2020
File No. 001-14122

Dear Ms. Mills-Apenteng and Ms. Long:

On behalf of D.R. Horton, Inc. (the "Company," "we" or "our"), I am writing in response to your letter dated September 15, 2021, setting forth comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the above-referenced filing for the Company. For your convenience, the full text of the Staff’s comment is reproduced below together with the Company’s response thereto.

FORM 10-K FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2020

1.Please revise your disclosure to identify any material past and/or future capital expenditures for climate-related projects. If material, please quantify these expenditures.

Response: There were no material capital expenditures for climate-related projects in any of the periods presented in our Form 10-K for the fiscal year ended September 30, 2020. There have been no material capital expenditures in our fiscal year ending September 30, 2021 ("fiscal 2021"), and there are no material future capital expenditures for climate-related projects currently planned.

2.To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
•decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
•increased demand for goods that result in lower emissions than competing products;
•increased competition to develop innovative new products that result in lower emissions;
•increased demand for generation and transmission of energy from alternative energy sources; and
•any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

Response: In the Risk Factors section of our Form 10-K for the fiscal year ended September 30, 2020 (page 19), we disclosed that governmental regulations and environmental matters could increase the cost and limit the availability of our land development and homebuilding projects and adversely affect our business or financial

Securities and Exchange Commission
September 29, 2021

results. Specifically related to the indirect consequences of climate-related regulation, we disclosed the following:

Government restrictions, standards, or regulations intended to reduce greenhouse gas emissions or potential climate change impacts are likely to result in restrictions on land development in certain areas and may increase energy, transportation, or raw material costs, which could reduce our profit margins and adversely affect our results of operations. This is a particular concern in the western United States, where some of the most extensive and stringent environmental laws and residential building construction standards in the country have been enacted, and where we have business operations.

During the periods presented in our Form 10-K for the fiscal year ended September 30, 2020, as well as during fiscal 2021, climate-related regulations and business trends had no material impact on the products used in our homes, the demand for our homes, our costs or profit margins, the availability of our land development and homebuilding projects or our business reputation, nor do we reasonably believe that they are reasonably likely to have a material impact in the foreseeable future. We will continue to monitor and evaluate additional climate-related regulations and business trends, and in the event that they are reasonably likely to have a material impact, we will include the necessary disclosures in future periodic reports consistent with Item 303 of Regulation S-K or any other applicable disclosure requirement that may be in effect at the time.

3.If material, discuss the significant physical effects of climate change on your operations and results. This disclosure may include the following:
•quantification of material weather-related damages to your property or operations;
•potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and
•any weather-related impacts on the cost or availability of insurance.

Response: In the Risk Factors section of our Form 10-K for the fiscal year ended September 30, 2020 (page 14), we disclosed that weather conditions and natural disasters could adversely affect our business. Specifically, we disclosed the following:

Weather conditions and natural disasters, such as hurricanes, tornadoes, earthquakes, volcanic activity, droughts and floods, heavy or prolonged precipitation or wildfires, can harm our business. These can delay our development work, home construction and home closings, adversely affect the cost or availability of materials or labor or damage homes under construction. The climates and geology of many of the states in which we operate, including California, Florida, Texas and other coastal areas, where we have some of our larger operations and which have experienced recent natural disasters, present increased risks of adverse weather or natural disasters.

During the periods presented in our Form 10-K for the fiscal year ended September 30, 2020, as well as during fiscal 2021, the physical effects of climate change did not have a material impact on our operations or results. We will include in future periodic reports disclosures of any such impacts to the extent material and consistent with the requirements of Item 303 of Regulation S-K and any other applicable disclosure requirement that may be in effect at the time.

4.Disclose any material litigation risks related to climate change and the potential impact to the company.

Response: We currently have no pending litigation related to climate change. As we evaluate our risk factor disclosures for inclusion in our Form 10-K for the fiscal year ending September 30, 2021, we will adjust them as necessary to reflect the potential for future litigation risks, changes in regulations and future non-compliance with rules and regulations related to climate change.

Securities and Exchange Commission
September 29, 2021

5.Quantify any material increased compliance costs related to climate change.

Response: The compliance costs we have incurred related to climate change are not material to our financial position or results from operations and we do not reasonably expect such costs to be material to our financial position or results from operations in fiscal 2021 or in the foreseeable future.

6.If applicable and material, provide disclosure about any purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.

Response: Not applicable. We have not purchased or sold any carbon credits or offsets.

In connection with the Company’s response to the Staff’s comments, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff. If you have any questions or comments regarding the foregoing, please contact Bill W. Wheat, Executive Vice President and Chief Financial Officer of the Company, by telephone at (817) 390-8200 or by email at bwheat@drhorton.com or Thomas B. Montaño, Corporate and Securities Counsel of the Company, by telephone at (817) 390-8200 or by email at tbmontano@drhorton.com.
Thank you for your attention.

Sincerely,
/s/ BILL W. WHEAT
Bill W. Wheat

cc:	Thomas B. Montaño, Esq., D.R. Horton, Inc.
Robyn Zolman, Esq., Gibson, Dunn & Crutcher LLP